UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Algonquin Power Income Fund

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hydrogenics Corporation — Corporation Hydrogénique

(Name of Person(s) Furnishing Form)

 6.65% convertible unsecured subordinated debentures due July 31, 2011
6.20% convertible unsecured subordinated debentures due November 30, 2016

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

David Bronicheski

Chief Financial Officer

Algonquin Power Income Fund

2845 Bristol Circle
Oakville, Ontario, L6H 7H7, Canada
(905) 465-4500

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrew J. Beck, Esq. Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000	Hydrogenics Corporation Lawrence Davis, Esq. 5985 McLaughlin Road Mississauga, Ontario, L5R 1B8 Canada (905) 361-3660	John Emanoilidis, Esq. Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario, M5K 1N2 Canada (416) 865-8145

September 22, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
EX-1.1:	DEBENTURE CIRCULAR
EX-1.2:	TRUSTEE’S CIRCULAR
EX-1.3:	PRESIDENT’S LETTER
EX-1.4:	NOTICE TO NON-ELECTING DEBENTUREHOLDERS
EX-1.5:	LETTER OF TRANSMITTAL IN RESPECT OF SERIES 1 DEBENTURES
EX-1.6:	LETTER OF TRANSMITTAL IN RESPECT OF SERIES 2 DEBENTURES
EX-2.1:	REVISED CONSOLIDATED FINANCIAL STATEMENTS OF THE OFFEROR AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007, TOGETHER WITH THE AUDITORS’ REPORT THEREON
EX-2.2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE OFFEROR AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
EX-2.3:	THE ANNUAL INFORMATION FORM OF THE OFFEROR DATED MARCH 24, 2009
EX-2.4:	THE MANAGEMENT PROXY CIRCULAR DATED MARCH 24, 2009 IN CONNECTION WITH THE OFFEROR’S ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE OFFEROR HELD ON MAY 13, 2009
EX-2.5:

UNAUDITED COMPARATIVE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF THE OFFEROR CONTAINED IN THE SECOND QUARTER REPORT TO SHAREHOLDERS OF THE OFFEROR AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

EX-2.6:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE OFFEROR AS AT JUNE 30, 2009 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
EX-2.7:	THE MATERIAL CHANGE REPORT DATED JUNE 15, 2009 IN RESPECT OF THE TRANSACTION
EX-2.8:	THE OFFEROR PROXY CIRCULAR
EX-2.9:	THE MATERIAL CHANGE REPORT DATED JULY 22, 2009 IN RESPECT OF THE TERMINATION OF THE MANUFACTURING AND SUPPLY AGREEMENT DATED AUGUST 9, 2006 BETWEEN THE OFFEROR AND AMERICAN POWER CORPORATION

This Form CB is being furnished by Hydrogenics Corporation, a corporation incorporated under the laws of Canada (the “Offeror”), in connection with an offer to purchase any and all outstanding 6.65% convertible unsecured subordinated debentures due July 31, 2011 (“APIF Series 1 Debentures”) and 6.20% convertible unsecured subordinated debentures due November 30, 2016 (“APIF Series 2 Debentures”) of Algonquin Power Income Fund (“APIF”), an open-ended trust established under the laws of the Province of Ontario, for newly issued debentures of the Offeror or, in the case of the APIF Series 1 Debentures, at the election of the holder of APIF Series 1 Debentures, for Offeror common shares, subject to certain limits and conditions (the “CD Exchange Offers”), pursuant to a debenture circular (the “Debenture Circular”).

Part I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit 1.1:

Debenture circular relating to the proposed offer to purchase made by Hydrogenics Corporation to holders of the Algonquin Power Income Fund’s 6.65% convertible unsecured subordinated debentures due July 31, 2011 and 6.20% convertible unsecured subordinated debentures due November 30, 2016, dated September 21, 2009

Exhibit 1.2:

Trustee’s circular recommending acceptance of the offers by Hydrogenics Corporation to acquire all of the outstanding 6.65% convertible unsecured subordinated debentures due July 31, 2011 and 6.20% convertible unsecured subordinated debentures due November 30, 2016 of Algonquin Power Income Fund, dated September 21, 2009 (the “Trustee’s Circular”)

Exhibit 1.3:	President’s Letter
Exhibit 1.4:	Notice to Non-Electing Debenture holders
Exhibit 1.5:	Letter of Transmittal in Respect of Series 1 Debentures
Exhibit 1.6:	Letter of Transmittal in Respect of Series 2 Debentures

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Debenture Circular and the Trustee’s Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1:	Revised consolidated financial statements of the Offeror as at and for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon
Exhibit 2.2:	Management’s discussion and analysis of financial condition and results of operations of the Offeror as at and for the years ended December 31, 2008 and 2007
Exhibit 2.3:	The Annual Information Form of the Offeror dated March 24, 2009
Exhibit 2.4:	The management proxy circular dated March 24, 2009 in connection with the Offeror’s annual and special meeting of the shareholders of the Offeror held on May 13, 2009
Exhibit 2.5:

Unaudited comparative interim consolidated financial statements of the Offeror contained in the second quarter report to shareholders of the Offeror as at and for the six months ended June 30, 2009 and 2008

Exhibit 2.6:	Management’s discussion and analysis of financial condition and results of operations of the Offeror as at June 30, 2009 and for the six months ended June

30, 2009 and 2008
Exhibit 2.7:	The material change report dated June 15, 2009 in respect of the Transaction
Exhibit 2.8:	The Offeror Proxy Circular
Exhibit 2.9:	The material change report dated July 22, 2009 in respect of the termination of the manufacturing and supply agreement dated August 9, 2006 between the Offeror and American Power Corporation

PART III — CONSENT TO SERVICE OF PROCESS

The Offeror is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1	—	Debenture Circular, dated as of September 21, 2009.*

1.2	—	Trustee’s Circular, dated as of September 21, 2009.*

1.3		President’s Letter, dated as of September 21, 2009.*

1.4		Notice to Non-Electing Debentureholders.*

1.5		Letter of Transmittal in Respect of Series 1 Debentures.*

1.6		Letter of Transmittal in Respect of Series 2 Debentures.*

2.1	—

Revised consolidated financial statements of the Offeror as at and for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon (incorporated by reference from Exhibit 99.4 to Hydrogenics Corporation’s Annual Report on Form 20-F File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on March 26, 2009).

2.2	—

Management’s discussion and analysis of financial condition and results of operations of the Offeror as at and for the years ended December 31, 2008 and 2007 (incorporated by reference from Exhibit 99.3 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on March 26, 2009).

2.3	—

The Annual Information Form of the Offeror dated March 24, 2009 (incorporated by reference from Exhibit 99.4 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on March 26, 2009).

2.4	—

The management proxy circular dated March 24, 2009 in connection with the Offeror’s annual and special meeting of the shareholders of the Offeror held on May 13, 2009 (incorporated by reference from Exhibit 99.1 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on April 20, 2009).

2.5	—

Unaudited comparative interim consolidated financial statements of the Offeror contained in the second quarter report to shareholders of the Offeror as at and for the six months ended June 30, 2009 and 2008 (incorporated by reference from Exhibit 99.1 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on August 14, 2009).

2.6	—

Management’s discussion and analysis of financial condition and results of operations of the Offeror as at June 30, 2009 and for the six months ended June 30, 2009 and 2008 (incorporated by reference from Exhibit 99.2 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on August 14, 2009).

2.7	—

The material change report dated June 15, 2009 in respect of the Transaction (incorporated by reference from Exhibit 99.1 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on June 16, 2009).

2.8	—	The Offeror Proxy Circular dated September 21, 2009 (submitted to the U.S. Securities and Exchange Commission on July 21, 2009 pursuant to Rule 424(b)(3) under the Securities Act of 1933).

2.9	—

The material change report dated July 22, 2009 in respect of the termination of the manufacturing and supply agreement dated August 9, 2006 between the Offeror and American Power Corporation (incorporated by reference from Exhibit 99.2 to Hydrogenics Corporation’s Report of Foreign Private Issuer on Form 6-K File No. 000-31815, submitted to the U.S. Securities and Exchange Commission on July 22, 2009).

*                                         Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2009	Hydrogenics Corporation

By:
/s/ Lawrence E. Davis
Name: Lawrence E. Davis
Title: Chief Financial Officer